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STUART M. STRAUSS stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0453 Fax

January 28, 2011

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:

Dominic Minore, Division of Investment Management

Re:

The Saratoga Advantage Trust

(File No. 033-79708; 811-8542)

Dear Mr. Minore:

Thank you for your telephonic comments regarding Post-Effective Amendment No. 35 to The Saratoga Advantage Trust’s (the “Trust” or the “Registrant”) registration statement on Form N-1A relating to the addition of a new portfolio of the Trust, the James Alpha Global Enhanced Real Return Portfolio (formerly the Armored Wolf Global Enhanced Real Return Portfolio) (the “James Alpha Portfolio”), filed with the Commission on January 14, 2011 (the “Prior Filing”).  The Trust has considered your comments and requests for additional exhibits and has authorized us to make the changes and acknowledgements discussed below relating to the Trust’s registration statement on its behalf.

Below, we summarize your comments and requests for additional exhibits.  The Trust will incorporate these changes and additional exhibits in Post-Effective Amendment No. 36 to the Trust’s registration statement on Form N-1A (the “Amendment”), which will be filed shortly after the date of this letter pursuant to Rule 485(b) under the Securities Act of 1933, as amended (“1933 Act”) before the prospectus is used.

General Comments on the Filing

Comment 1.

Pursuant to your request for acceleration of effectiveness with respect to the Prior Filing, please file a letter responding to these comments from the Staff that incorporates the additional “Tandy” information via EDGAR customarily included when acceleration of effectiveness is requested.

Response 1.

This letter includes the additional “Tandy” information customarily included when acceleration of effectiveness is requested and will be filed via EDGAR.

Comments on the Prospectus

Comment 2.

Please remove footnotes 1 through 3 of the Fee Table to comply with Form N-1A and move the substance of these disclosures to the statutory section of the prospectus.  In addition, add disclosure to footnote 4 to the Fee Table stating that “Other Expenses” and “Acquired Fund Fees and Expenses” are based on estimated amounts for the current fiscal year.

Response 2.

The disclosure has been revised accordingly.

Comment 3.

If interest expense is expected to exceed 0.05%, please add a separate line item in the Fee Table setting forth the amount of interest expense.

Response 3.

Interest expense is not expected to exceed 0.05%.

Comment 4.

Please modify the third sentence of the paragraph above the Example table to clarify that the effect of the James Alpha Portfolio’s operating expense limitation agreement is only reflected in the expenses for the first year of the James Alpha Portfolio’s operations.

Response 4.

The disclosure has been revised accordingly.

Comment 5.

Please state that the James Alpha Portfolio will own 100% of the Subsidiary’s interests.

Response 5.

The disclosure has been revised accordingly.

Comment 6.

Please revise “Subsidiary Risk” in the summary section of the Prospectus to also refer to the Subsidiary’s assets.

Response 6.

The disclosure has been revised accordingly.

Comment 7.

Please replace “may” with “will” in the last sentence of “Subsidiary Risk” in the statutory section of the Prospectus so that it reads “If this were to change, the Subsidiary may have to pay such taxes and, in such event, Portfolio shareholders will experience decreased returns.”

Response 7.

The disclosure has been revised accordingly.

Comment 8.

Please delete the parenthetical that states “(as well as gain)” in the last sentence of the second paragraph of “Foreign Securities Risk” in the statutory section of the Prospectus.

Response 8.

The disclosure has been revised accordingly.

Comment 9.

Please revise the last sentence of the second paragraph in the section entitled “Management of the Portfolio—The Manager” so that it reads “The Subsidiary, and indirectly the Portfolio, will also bear fees in connection with the custody, transfer agency, audit and legal services that it receives.”

Response 9.

The disclosure has been revised accordingly.

Comment 10.

Please identify the Subsidiary’s custodian in the Prospectus.

Response 10.

The disclosure has been revised accordingly.

Comments on the Statement of Additional Information (“SAI”)

Comment 11.

Please revise the last sentence in the subsection titled “Lending Portfolio Securities” so that it states that a Portfolio “reserves the right to recall loaned securities so that they will be voted according to the Portfolio’s proxy voting policies.”

Response 11.

The disclosure has been revised accordingly.

Comment 12.

Please revise the last sentence in the subsection titled “Non-Fundamental Policies” so that it reads “The James Alpha Portfolio and the Subsidiary will comply with the fundamental and non-fundamental policies applicable to them on a consolidated basis.”

Response 12.

The disclosure has been revised accordingly.

Comment 13.

Please include disclosure for the Investment Advisory Agreement between Armored Wolf, LLC and the Subsidiary that corresponds to what is currently disclosed with respect to the Armored Wolf Advisory Agreement.

Response 13.

The disclosure has been revised accordingly.

Comment 14.

Please either add a sentence to the last paragraph in the section entitled “Plans of Distribution” stating that the Board has adopted a resolution whereby Rule 12b-1 fees for Class I shares will not be implemented for 12 months, or add a line to the Fee Table in the prospectus showing 12b-1 fees for these shares.

Response 14.

The disclosure has been revised accordingly.  If the Board makes the determination to charge 12b-1 fees for Class I shares prior to the expiration of the 12 month period, the James Alpha Portfolio’s prospectus and SAI will be amended accordingly.

Comments on the Part C and the Exhibits

Comment 15.

Please include the undertaking required by Rule 484 under the 1933 Act.

Response 15.

The disclosure has been revised accordingly.

Comment 16.

Please revise and re-file exhibit (i)(3) (opinion and consent of counsel as to the James Alpha Portfolio) so that it states that the opinion is based on “the laws of the State of Delaware.”

Response 16.

The exhibit has been revised accordingly and will be included with the Amendment.

Comment 17.

Please ensure that the James Alpha Portfolio’s and the Subsidiary’s custody agreement is filed as an exhibit on EDGAR.

Response 17.

This exhibit is filed on EDGAR.

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

•

the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility of the adequacy and accuracy of the disclosure in the filing; and

•

the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax).  Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss

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